FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2010

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: February 2, 2010	/s/ Donat Madilo Donat Madilo Chief Financial Officer

EXHIBIT INDEX

Exhibit Number 99.1	Description Press Release dated February 1, 2010

EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO REPORTS INITIAL EXPLORATION RESULTS AT THE
NEWLY-DISCOVERED NTULA GOLD PROSPECT ON ITS
TWANGIZA PROPERTY

Toronto, Canada – February 1, 2010 - Banro Corporation ("Banro" or the "Company") (NYSE AMEX - "BAA"; TSX - "BAA") is pleased to announce the results of the first phase of exploration on the newly discovered Ntula Prospect, located on the Company’s wholly-owned Twangiza Property in the Democratic Republic of the Congo (the "DRC"). The initial exploration work at Ntula included geological mapping, soil sampling, and rock chip sampling of artisanal workings and outcrops.

Highlights

•	The Ntula Prospect is associated with several gold in soil anomalies along a strike length of 2,600 metres, containing soil values of up to 2,240 ppb Au.
•	Rock chip samples from artisanal workings returned values of up to 26.2 g/t Au.
•	Extensions to the mineralized trend are indicated by anomalous stream sediment sampling results of up to 5,020 ppb Au.

Locality plans (Figures 1 & 2) of the Ntula Prospect can be found on the Company’s website at http://www.banro.com/i/pdf/2010-02-01_NRT.pdf.

The Ntula Prospect (Figure 1) is located 30 km north-northwest of the Twangiza Main and Twangiza North deposits. Banro has defined a Measured Mineral Resource of 1,320,000 ounces of gold (17,200,000 tonnes grading 2.4 g/t Au) and an Indicated Mineral Resource of 4,280,000 ounces of gold (90,300,000 tonnes grading 1.5 g/t Au), at the Main and North Twangiza deposits. Reference is made to the technical report of SENET dated July 17, 2009 and entitled "Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo".

Gold mineralization at Ntula is hosted by weakly metamorphosed, Neo-Proterozoic mudstone and siltstone, which has been folded into a series of north-south trending anticlines and synclines, with moderately dipping limbs and a southerly plunge of about 17°. Quaternary basalts overlie the Proterozoic sediments in the north and east of the prospect area. Gold mineralization is associated with (a) oxidised disseminated sulphides and oxidised sulphidic veins similar in style to the Twangiza Main deposit, and (b) bedding-parallel and irregularly cross-cutting quartz veins.

The main area of artisanal mining at Ntula measures approximately 350 metres east-west by 200 metres north-south. Several smaller workings occur to the east and south, as shown in Figure 2.

A soil sampling grid was initially established over a 1,000 x 2,000 metre area, centred on the main artisanal workings, and later extended to the south over an additional area of 1,000 x

1,400 metres. A total of 1,183 soil samples were taken at intervals of 40 metres on 80 metre-spaced lines, at a depth of 60 centimetres. Using a threshold of 60 ppb Au, several anomalies are defined, with gold values up to 2,240 ppb (Figure 2). The gold-in-soil anomaly located to the east of the main workings is particularly encouraging and indicates the presence of mineralization over a strike of approximately 1,400 metres.

A total of 66 rock chip samples were collected from the main workings, with 47% of these returning values of between 0.50 g/t and 26.20g/t Au. The average grade of all 66 samples from the workings is 2.09 g/t Au. Elsewhere in the gridded area, rock chip samples from outcrop graded up to 11.09g/t Au, confirming the presence of mineralization outside the workings and supporting the soil results (Figure 2).

Exploration on the Ntula Prospect is continuing by means of trenching and mechanical auger drilling, in order to test the bedrock mineralization causing the soil anomalies. The possibility of auger drilling through the weathered basalt cover to test for possible easterly extensions to the mineralization, will also be investigated. Gridding will be extended to the north to cover the area of anomalous stream sediment results. A diamond drilling program will be planned, based on the results ofthis exploration work.

Commenting on the results from Ntula, Mike Prinsloo, President and C.E.O. of the Company, said: "These results are promising and underscore the strong exploration potential of the Twangiza Property. Ntula is one of several prospects on the Twangiza Property, which include among others the Kaziba, Mufwa and Tshondo prospects. The Company believes that these prospects have the potential to add ounces to the total resource base at Twangiza."

All soil and rock samples were placed in sealed bags and sent to the Company’s sample preparation facility in Bukavu, DRC. The rock samples were then crushed down to minus 2 mm and split with half of the sample pulverised down to 90% passing 75 microns. The soil samples were sieved to minus 2 mm and the undersized fraction pulverised down to 90% passing 75 microns. Approximately 150 grams of the pulverised sample was then shipped to the SGS Laboratory (which is independent of the Company) in Mwanza, Tanzania where the samples were analysed for gold by fire assay using a 50g charge. As part of the Company'sQA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches.

Additional information with respect to the Twangiza project is contained in the technical report of SENET dated July 17, 2009 and entitled "Updated Feasibility Study NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo." A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Qualified Person

The exploration results disclosed by this press release have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, DRC, under the supervision of Daniel K. Bansah who is a Member and Chartered Professional of The Australasian Institute of Mining and Metallurgy (Aus I.M.M.), the Company's Vice President, Exploration and a "qualified person" (as such term is defined in National Instrument 43-101).

Martin Pittuck, an employee of SRK Consulting (UK) Ltd., was the "qualified person" (as such term is defined in National Instrument 43-101) responsible for the current Mineral Resource estimates for the Twangiza project.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, the Company is commencing construction of "phase one" of its flagship Twangiza project and to that end has acquired a gold plant, which once upgraded and refurbished, will be capable of treating 1.3 million tonnes of ore per year. Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and the Company's exploration and development plans) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company’s mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), changes in world gold markets and equity markets, political developments in the DRC, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 30, 2009 filed on SEDAR at www.sedar.com and on EDGAR at www.sec.go.. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Mike Prinsloo, President and C.E.O., South Africa, Tel: +27 (0) 11 958 2885; Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.